UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number 001-42254

Rezolve AI plc

(Translation of registrant’s name into English)

21 Sackville Street,

London, W1S 3DN

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On October 6, 2026, Rezolve AI plc (the "Company") held an investor day (“Investor Day”). During Investor Day, members of the Company’s management team presented regarding certain business developments and the Company’s strategic plans. A copy of the Investor Day transcript and a copy of the Investor Day presentation are furnished as Exhibits 99.1 and 99.2, respectively, to this Report on Form 6-K and are incorporated herein by reference.

The information included in this report on Form 6-K, including Exhibit 99.1 and Exhibit 99.2, is being furnished and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such filing.

DISCLAIMERS

Forward-Looking Statements. This report on Form 6-K and the exhibits hereto include “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The actual results of Rezolve AI plc (“Rezolve,” the “Company,” “we,” “us” or “our”) may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect”, “estimate”, “project”, “budget”, “forecast”, “anticipate”, “intend”, “plan”, “target”, “aim”, “may”, “will”, “could”, “should”, “believes”, “predicts”, “potential”, “continue”, “design” and similar expressions as they relate to us, our performance and/or our technology are intended to identify such forward-looking statements. Forward-looking statements include, without limitation, statements regarding our full-year 2026 revenue guidance of approximately $360 million; our targeted annual recurring revenue (“ARR”) exit rate of at least $500 million for 2026; our expected gross margin improvement and revenue mix shift toward software, recurring platform and infrastructure licensing revenue; our expected operating cash outflows in the second half of 2026 and the second half of 2027; the expected approximately $60 million of annualized benefit from our operating efficiency program; our strategic framework and five strategic priorities and our path to profitability; the integration and consolidation of acquired businesses and future acquisitions; any exercise of our share repurchase authority; the anticipated growth of AI-driven and agentic commerce, estimates of the value of agent-orchestrated commerce and total addressable market estimates; the development, launch, timing, performance, capabilities and adoption of RezolveCommerce, RezolvePay, RezolveReward, RezolveInsight and our brainpowa model, including its accuracy and ability to limit hallucinations; the expected economic benefits of RezolvePay to merchants; the commercialization of our infrastructure as standalone enterprise infrastructure; expected enterprise adoption, expansion within our installed base and customer and partner deployments; our relationships with Microsoft, Google, Tata Consultancy Services, Tech Mahindra and other partners, the transition of professional services delivery to partners and future partner announcements; and our future growth, results of operations, financial condition and liquidity. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially.

Such factors include but are not limited to our ability to achieve our revenue, ARR, margin, adjusted EBITDA and cash flow targets; our limited operating history and history of financial losses; our liquidity and our ability to raise additional capital when needed or on acceptable terms; our ability to integrate acquired businesses, manage our growth effectively and realize anticipated cost savings and synergies; our dependence on strategic relationships with third parties, including our distribution partners, and the non-performance, termination, non-renewal or material modification of agreements with them; customer demand, deployment timing and contract terms, including termination rights; whether the markets for our AI-powered commerce solutions, including agentic commerce, develop more slowly or differently than we expect; competition and rapid technological change; the risk that our AI technologies, including brainpowa, produce inaccurate, misleading, biased or otherwise flawed outputs, and our dependence on the quality and availability of training data; regulatory requirements applicable to payment transactions on our platform, including in connection with RezolvePay; our ability to protect our intellectual property; data privacy, cybersecurity and evolving AI, payments and consumer protection regulation; risks associated with our international operations and expansion, exchange rate fluctuations and trade barriers; seasonal fluctuations in our operating results; price fluctuations and impairment risk relating to our digital asset holdings; dilution from issuances of additional Ordinary Shares; volatility in the trading price of our Ordinary Shares; and legal proceedings and commercial or contractual disputes. You should also carefully consider the risks and uncertainties described in the “Risk Factors” section of Rezolve’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, as filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 30, 2026 (the “Rezolve 20-F”), and its subsequent filings made with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside Rezolve’s control and are difficult to predict. Factors that may cause such differences include but are not limited to: (1) competition, the ability of Rezolve to grow and manage growth profitably, and retain its management and key employees; (2) changes in applicable laws or regulations; and (3) weakness in the economy, market trends, uncertainty and other conditions in the markets in which Rezolve operates, and other factors beyond its control, such as inflation or rising interest rates. Rezolve cautions that the foregoing list of factors is not exclusive and not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. Oral forward-looking statements made during the Investor Day are qualified in their entirety by these cautionary statements. Except as required by applicable law, Rezolve does not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances, or otherwise.

Non-GAAP Financial Measures. This report on Form 6-K and the exhibits hereto include adjusted EBITDA, which is a non-GAAP financial measure that Rezolve uses to assess underlying operating performance. It represents EBITDA adjusted for certain non-cash, non-recurring and other items, including share-based compensation, foreign exchange effects, certain fair-value and financing-related items, and specified acquisition, restructuring and other one-time costs. Net income (loss) is the most directly comparable GAAP financial measure to forward-looking Adjusted EBITDA. The Company is unable to provide a quantitative reconciliation of Adjusted EBITDA to net income (loss) without unreasonable efforts because it cannot predict with sufficient certainty the type and extent of specific reconciling items that would be needed to provide such a reconciliation.

Industry and Market Data. This report on Form 6-K and the exhibits hereto include market, industry and survey data and forecasts from third-party sources, as well as internal estimates. We have not independently verified this third-party information, and these estimates involve assumptions and risks similar to those described above.

No Offer. This report on Form 6-K and the exhibits hereto does not constitute an offer to buy or sell, or the solicitation of an offer to buy or sell, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Exhibit No.	Description
99.1	Investor Day Transcript
99.2	Investor Day Presentation

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 6, 2026

By:	/s/ Daniel Wagner
Name:	Daniel Wagner
Title:	Chief Executive Officer and Chairman